Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Announces Termination of Intel Acquisition Agreement

MIGDAL HAEMEK, Israel, August 16, 2023 –Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM), today announced it has mutually agreed with Intel Corporation to terminate their previously announced merger agreement entered into in February 2022.

After careful consideration and thorough discussions and having received no indications regarding certain required regulatory approval, both parties have agreed to terminate their merger agreement having passed the August 15, 2023 outside date. Pursuant to the terms of the merger agreement, and in connection with this termination, Intel will pay to Tower a reverse termination fee equal to $353 million.

Russell Ellwanger, Tower Semiconductor CEO, commented, "Tower was very excited to join Intel to enable Pat Gelsinger’s vision for Intel’s foundry business. We appreciate the efforts by all parties.  During the past 18 months, we’ve made significant technological, operational, and business advancements. We are well positioned to continue to drive our strategic priorities and short-, mid- and long-term tactics with a continued focus on top and bottom-line growth."

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two facilities in Japan (200mm and  300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy with ST. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower Semiconductor Investor Relations Contact:
Noit Levi | +972-4-604-7066 | noitle@towersemi.com